PRAGER & CO., LLC

(SEC ID. NO. 8-39048)

FINANCIAL STATEMENT

December 31, 2021

PUBLIC DOCUMENT

Filed pursuant to 17a-5(e)(3) as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39048

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prager & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Embarcadero Center 16th Floor
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rhett Thurman	(415) 403-1900	rhett.thurman@prager.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

4695 MacArthur Court Suite 1600	Newport Beach	California	92660
(Address)	(City)	(State)	(Zip Code)

09/04/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Rhett Thurman__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Prager & Co., LLC__ , as of __December 31__ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





JOSEPH TROVATO
Notary Public - State of New York
NO. 01TR6276682
Qualified in Nassau County
My Commission Expires Feb 19, 2025

Signature:

Title:
Managing Director and Chief Financial Officer



Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

PRAGER & CO., LLC

Contents

	Page

GRANT THORNTON LLP
4695 MacArthur Court, Suite 1600
Newport Beach, CA 92660

D +1 949 553 1600
F +1 949 553 1068

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Prager & Co., LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2020.

Newport Beach, California
March 18, 2022

PRAGER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$ 2,062,818
Cash on deposit with clearing broker-dealer	262,540
Restricted cash on deposit with clearing broker-dealer	152,069
Client fees receivable, net of allowance for credit losses of $233,902	517,939
Related party receivable	5,050
Prepaid expenses and other assets	479,224
Property and equipment, net	597,296
Intangible assets, net	129,250
Operating lease right-of-use assets	7,103,358
Total assets	$ 11,309,544

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 949,519
Deferred revenue	135,000
Note payable	636,750
Operating lease liabilities	7,657,517
Total liabilities	9,378,786
Member's equity	1,930,758
Total liabilities and member's equity	$ 11,309,544

The accompanying notes are an integral
part of this financial statement.

1. **Nature of Business and Summary of Significant Accounting Policies**

    Nature of Business

    Prager & Co., LLC (the "Company"), a Delaware Limited Liability Company, was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Company offers strategic advisory/mergers and acquisitions, financial advisory, equity and debt private placements, and debt capital markets services, generally to higher education and other tax-exempt institutions, education technology, healthcare and other mission-driven organizations in the United States and internationally from its primary offices in San Francisco and New York.

    Effective January 1, 2021, the Company executed an internal reorganization resulting in the managing member, Prager Management Co., LLC, ("PMCo"), becoming the parent entity and sole owner of the Company. Pursuant to the reorganization, the Company entered into a contribution agreement with PMCo and its members to transfer all membership interests to PMCo. In connection with the reorganization, the Company's limited liability agreement was amended and restated and the Company began operating under the Second Amended and Restated Limited Liability Company Agreement. Also in connection with the restructuring, PMCo adopted the Amended and Restated Limited Liability Company Agreement, pursuant to which PMCo is governed by a board of managers which has ultimate authority relating to the overall management of PMCo and the Company. The new ownership structure did not result in a change in the ultimate beneficial ownership of the Company and did not have an impact on the business, operations, or financial statement of the Company.

    The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a municipal advisor with the Municipal Securities Rulemaking Board ("MSRB").

    Basis of Presentation

    The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Fair Value of Financial Instruments

    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2021.

1. **Nature of Business and Summary of Significant Accounting Policies Continued**

    Cash, Cash Equivalents, and Restricted Cash

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Client Fees Receivable and Allowance for Credit Losses

    Client fees receivable, including approximately $244,000 of unbilled receivables, are stated at the amount management expects to collect after discounts and credit loss expense, taking into account credit worthiness of customers and the Company's history of collection. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for credit losses based on its assessment of the current status of individual accounts. Account balances are charged off when payments due are no longer expected to be received. The allowance amounted to $233,902 as of December 31, 2021.

    Property and Equipment

    Property and equipment is stated at cost less accumulated depreciation. The Company estimates depreciation as follows:

Asset	Useful Life	Depreciation Method
Furniture, fixtures, and equipment	5 years	Straight-line
Computers and computer software	3 to 5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

    Intangible Assets

    Intangible assets consist of customer relationships assumed in exchange for a member interest prior to the reorganization. The Company elected to amortize these intangible assets over an estimated useful life of five years on a straight-line basis. The Company's future cash flows are not materially impacted by its ability to extend or renew agreements related to its amortizable intangible assets.

1. **Nature of Business and Summary of Significant Accounting Policies Continued**

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed twelve months are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the accompanying statement of financial condition. There were no finance leases that exceeded twelve months as of and for the year ended December 31, 2021.

ROU assets represent the right to use an underlying asset for the lease term, and the lease liabilities represent the obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The operating lease ROU assets include any lease payments made and exclude lease incentives. The lease terms may include options to extend or terminate the lease that are included when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease agreements with lease and non-lease components, such as a refundable lease deposit, are accounted for separately.

Note payable

The Company recognizes note payable in accordance with FASB ASC 470-20, *Liabilities—Extinguishments of Liabilities,* which specifies the balance is recorded as debt on the statement of financial condition with interest being accrued while held.

Income Taxes

Effective January 1, 2021, the Company became a single member LLC, and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in this financial statement. Prior to 2021, the Company was a partnership for income tax purposes. At December 31, 2021, the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

1. **Nature of Business and Summary of Significant Accounting Policies Continued**

    Equity Based Compensation

    Issuances of equity awards are initially measured at fair value on the grant date and expensed monthly on a straight-line basis over the service period, with a corresponding entry to member's equity on the statement of financial condition.

    Use of Estimates

    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Revenue from Contracts with Customers**

    Contract Balances

    Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue totaled $135,000 at December 31, 2021.

    Contract Costs

    Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2021.

3. **Property and Equipment**

    Property and equipment at December 31, 2021 consisted of the following:

Furniture, fixtures, and equipment	$ 423,109
Computers and computer software	152,929
Leasehold improvements	166,689
Total	742,727
Less accumulated depreciation	(145,431)
Property and equipment, net	$ 597,296

4. **Leases**

    The Company leases office space in San Francisco, California and New York, New York, on terms which require classification as operating leases. The San Francisco sublease, dated February 25, 2019, commenced September 1, 2019 and has a ten-year term with no option to extend or renew. The New York office lease entered into on November 24, 2009, was amended on January 21, 2010, and subsequently on March 31, 2020, and has an eleven-year and two-month term with no option to extend or renew.

    Maturities of operating lease liabilities
    Year ending December 31

2022	$ 939,065
2023	1,044,229
2024	1,058,181
2025	1,071,053
2026	1,084,241
Thereafter	4,395,021
Total lease payments	$ 9,591,790
Less discount	(1,934,273)
Total operating lease liabilities	$ 7,657,517

5. **Net Capital Requirement**

    The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). Under the alternative method permitted by the Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2 percent of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2021, the Company's net capital was $1,228,749, which was $978,749 in excess of its minimum requirement of $250,000.

5. **Net Capital Requirement Continued**

    The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exemption (k)(2)(ii) of the rule and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. **Equity Based Compensation**

    Effective January 1, 2020, the Company established a 2020 equity award plan (the "2020 Plan"), to grant discretionary awards in consideration of employee performance and efforts. The 2020 Plan awards are granted as a percentage interest in PMCo and represent a contingent right to receive a new or increased membership interest in PMCo corresponding to the percentage interest set forth in the award. The value is determined by the buy-sell provisions of the Amended & Restated LLC Agreement of PMCo. The vesting date for one-half of the 2020 Plan awards vest January 1, 2021 and the vesting date for the second half of the Plan awards vest January 1, 2022 contingent on certain conditions being satisfied by the employee as of each vesting date.

    Effective January 1, 2021, the Company established a 2021 equity award plan (the "2021 Plan") with similar terms as the 2020 Plan. One-third of the 2021 awards vest annually beginning January 1, 2022 and are contingent on certain conditions being satisfied by the employee as of each vesting date.

    All plan awards, upon vesting, are exchanged for equity interests (units) in PMCo.

7. **Employee Benefit Plan**

    The Company maintains a qualified employee 401(k) retirement plan (the "Plan"). The Plan is self-administered and may be altered or terminated at any time by the Company. The Plan allows the Company to match certain employee contributions and/or make discretionary profit-sharing contributions. Contributions by the Company to the Plan are determined by management within Federal tax limits. For Plan year 2021, the Company has made a "Safe Harbor" election, pursuant to which it commits to make a profit-sharing contribution of at least 3% of eligible 2021 income to eligible employees as defined by the Internal Revenue Service. In addition, the Company may make a discretionary profit-sharing contribution to the Plan.

8. **Off-Balance Sheet Risk**

    Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. In accordance with the agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

    In addition, cash on deposit with the clearing broker includes a clearing deposit of $152,069.

    The Company may sell securities that it has not yet purchased, which represent obligations to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. The Company had no securities sold, not yet purchased as of December 31, 2021.

    In the ordinary course of business, the Company enters into underwriting commitments. There were no underwriting commitments as of December 31, 2021.

    In the ordinary course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company had no such losses in connection with such activities for the year ended December 31, 2021.

9. **Note Payable**

    On January 27, 2021, the Company received loan proceeds in the amount of $636,750 under the Paycheck Protection Program ("PPP") through a Small Business Administration approved partner. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying companies to pay for qualifying expenses. The PPP loan accrues interest at a rate of 1% per annum and matures on January 27, 2026. The Company has used the proceeds for purposes consistent with the PPP, and believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan; however, no assurance can be given that the whole or in part of the loan will be forgiven.

10. **COVID-19**

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. Given the continuing uncertainties related to the time frame and outcome of the pandemic, the Company will closely monitor developments and maintain adequate liquidity to minimize their impact.

11. **Concentrations of Credit Risk**

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

12. **Related Party Transactions**

At December 31, 2021, the Company has a receivable from PMCo for tax payments paid by the Company on behalf of members of PMCo.

13. **Commitments and Contingencies**

Litigation

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if a claimant seeks unspecified damages, or when examinations or proceedings are at an early stage.

The Company was not aware of any pending litigation or unasserted claims as of December 31, 2021.

14. **Subsequent Events**

The Company has evaluated all subsequent events for recognition and disclosure through March 18, 2022, the date which this financial statement was issued.

Nothing additional has occurred outside the ordinary course of business which would require disclosure or recognition as of December 31, 2021.